Mail Stop 0610   April 9, 2008

Mr. Peter Wang
Chairman and Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Bldg. B
Hangzhou, China 310007

Re: China Biopharma, Inc.
        Preliminary information statement filed April 3, 2008
        File No. 0-50005

Dear Mr. Wang:

        We have reviewed your filing solely with respect to the purpose of the proposed
amendment and the description of the convertible notes and have the following
comments. Where indicated, we think you should revise your document in response to
these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to certificate of incorporation to increase the number of authorized shares of
the company's common stock

Purpose of Amendment

1. Please expand the discussion to provide additional disclosure concerning the
    terms of the convertible notes including the cost paid for the notes, the amount of
    proceeds received by the company, the conversion terms, and the number of
    shares that may be issued to satisfy the registrant's obligations under the notes.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Darren Ofsink, Esq.
    Guzov Ofsink LLC
    600 Madison Avenue
    New York, New York 10022